UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        LIBERTY TAX CREDIT PLUS III L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       BENEFICIAL ASSIGNMENT CERTIFICATES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   531280 30 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                J. Michael Fried
                        Lehigh Tax Credit Partners L.L.C.
                           c/o Related Capital Company
                               625 Madison Avenue
                               New York, NY 10022
                                 (212) 421-5333
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 30, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 Pages

---------------------                                         ------------------
CUSIP No. 531280 30 3                 SCHEDULE 13D            Page 2 of 10 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Lehigh Tax Credit Partners L.L.C.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

                                                                         (b) /X/
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
                    AF; BK
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)

                                                                             / /
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                         12,293.66 Beneficial Assignment Certificates
  NUMBER OF              (representing assignments of limited partnership
   SHARES                interests)
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
    EACH                 0
  REPORTING     ----------------------------------------------------------------
 PERSON WITH    9   SOLE DISPOSITIVE POWER
                         12,293.66 Beneficial Assignment Certificates
                         (representing assignments of limited partnership
                         interests)
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    12,293.66 BACs
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                    OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No.  531280 30 3               SCHEDULE 13D             Page 3 of 10 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Lehigh Tax Credit Partners, Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

                                                                         (b) /X/
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
                    AF; BK
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                 7        SOLE VOTING POWER
                                12,293.66 Beneficial Assignment Certificates
  NUMBER OF                     (representing assignments of limited partnership
   SHARES                       interests)
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY       8        SHARED VOTING POWER
    EACH                        0
  REPORTING      ---------------------------------------------------------------
 PERSON WITH     9        SOLE DISPOSITIVE POWER
                                12,293.66  Beneficial Assignment Certificates
                                (representing assignments of limited partnership
                                interests)
                 ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    12,293.66 BACs
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

             SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT")




Item 1.           Security and Issuer.
-------           --------------------

                  This statement relates to Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests in Liberty Tax Credit Plus III L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 625 Madison Avenue, New York, New York 10022.

Item 2.           Identity and Background.
-------           ------------------------

                  This Statement is filed jointly by Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company ("Lehigh"), and Lehigh Tax Credit Partners, Inc., a Delaware corporation (the "Managing Member"). Lehigh and the Managing Member are sometimes collectively referred to herein as the "Reporting Persons."

                  Lehigh was organized for the purpose of acquiring the BACs pursuant to a tender offer on Schedule 14D-1, commenced on April 10, 1997 (the "Tender Offer"). The address of Lehigh's principal business and its principal office is c/o Related Capital Company, 625 Madison Avenue, New York, New York 10022. The managing member of Lehigh is the Managing Member, a newly formed Delaware corporation, which is ultimately controlled by Messrs. J. Michael Fried, Stuart J. Boesky and Alan P. Hirmes. The Managing Member is principally engaged in the business of serving as managing member of Lehigh. The address of the Managing Member's principal business and its principal office is c/o Related Capital Company, 625 Madison Avenue, New York, New York 10022.

                  Attached hereto as Appendix A is information concerning the executive officers, directors and control persons of the Managing Member, which information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

                  None of the Reporting Persons nor any of the persons or entities referred to in Appendix A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
-------           --------------------------------------------------

                  As of the date hereof, the Reporting Persons are deemed to beneficially own 12,293.66 BACs. The source of all funds used to acquire beneficial ownership of the BACs is a loan (the "Loan") obtained by Lehigh from one of its members, RCC Credit Facility, L.L.C. ("Credit Facility L.L.C."), on substantially the same economic terms and conditions that such member borrowed or will borrow such funds under an existing credit facility that such member has available to it with The First National Bank of Boston and Wells Fargo Bank, National Association (collectively, the "Lenders"). The existing credit agreement is among the Lenders and Credit Facility L.L.C., Related Capital Company ("RCC") and The Related Companies, L.P. The stated interest rate is the "Base Rate" (as publicly announced by The First National Bank of Boston, from time to time) plus 1%, which is presently equal to 9.5% per annum. All of the BACs owned by Lehigh and all of Lehigh's membership interests have been or will be pledged to the Lenders to collateralize the loan. Additionally, RCC has guaranteed all amounts borrowed under such credit facility. Lehigh expects to repay all amounts borrowed from its member by selling additional membership interests to persons or entities that have a need for the tax credits and/or tax losses attributable to the BACs. No plans or arrangements have been made with regard to the payment of periodic interest required by the terms of the Loan. However, it is expected that if interest payments are due and payable, Lehigh may borrow those funds from its affiliate(s). The Managing Member is deemed to beneficially own the BACs beneficially owned by Lehigh. The BACs beneficially owned by the Reporting Persons were acquired as described below.

     Pursuant to the Tender Offer and the depositary's revised calculation of the number of BACs tendered, Lehigh purchased an aggregate of 12,178.66 BACs on May 30, 1997 for an aggregate purchase price of approximately $7,185,409.
Lehigh obtained or will obtain all of such funds from the Loan as described above. Prior to commencing the Tender Offer, Lehigh effected a secondary market transaction to acquire 80 BACs at a price per BAC of $546.25. Also prior to commencing the Tender Offer, Lehigh purchased 10 and 5 BACs, respectively, at a price per BAC of $588.20 from BACs holders who were referred to Lehigh by its affiliate, RCC. In addition, effective May 1, 1997, 20 BACs were transferred from a BACs holder to Lehigh at a price per BAC of $590 (the "Transferred BACs") pursuant to transfer documents that were sent on behalf of Lehigh prior to its commencement of the Tender Offer.

Item 4.           Purpose of Transaction.
-------           -----------------------

                  Each of the Reporting Persons acquired beneficial ownership of the BACs for investment purposes and not with the purpose of changing or influencing control of the Partnership. Each of the Reporting Persons retains the right, however, to change such investment intent, to acquire additional BACs or to sell or otherwise dispose of all or part of the BACs beneficially owned by such Reporting Person in any manner permitted by law.

                  Although the foregoing currently reflects the present plans and intentions of the Reporting Persons, the foregoing is subject to change at any time. The Reporting Persons have and will, on an on-going basis, continue to evaluate their investment in the Partnership. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Item 5.           Interest in Securities of the Issuer.
-------           -------------------------------------


                  (a) and (b) As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 12,293.66 BACs, which constitutes approximately 8.8% of the BACs outstanding.* The Reporting Persons have sole voting and sole dispositive power of all such BACs beneficially owned.

                  (c) Except for the BACs purchased pursuant to the Tender Offer and the Transferred BACs described above, neither Lehigh, the Managing Member, and to the best of Lehigh's knowledge, the persons listed on Appendix A, nor any affiliate thereof has effected any transaction in the BACs within the past 60 days.

                  (d) The Reporting Persons have no knowledge of any persons who have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any BACs beneficially owned by the Reporting Persons.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
-------           ------------------------------------------
                  Relationships with Respect to Securities of the
                  -----------------------------------------------
                  Issuer.
                  -------

                  The information set forth in Item 3, Item 4 and Item 5 above is hereby incorporated herein by reference.

                  Pursuant to a letter agreement dated April 4, 1997 among the Partnership, Lehigh and and Related Credit Properties III, L.P. ("RCP") (the "Standstill Agreement"), Lehigh agreed that, prior to April 4, 2007 (the "Standstill Expiration Date"), it will not and it will cause certain affiliates not to (i) acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than 45% (including BACs acquired through all other means) of the outstanding BACs, (ii) seek to propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving the Partnership, (iii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" or "consents" (as such terms are used in the proxy rules of the Securities and Exchange Commission (the "Commission")) to vote any voting securities of the Partnership, (iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Act) with respect to any voting securities of the Partnership, except that those affiliates bound by the Standstill Agreement will not be deemed to have violated it and formed a "group" solely by acting in accordance with the Standstill Agreement, (v) disclose in writing to any third party any intention, plan or arrangement inconsistent with the terms of the Standstill Agreement, or (vi) loan money to, advise, assist or encourage any person in connection with any action inconsistent with the terms of the Standstill Agreement. In addition, Lehigh agreed that until the Standstill Expiration Date it will not sell any BACs acquired by it unless the buyer of such BACs agrees to be bound by the Standstill Agreement; provided, however, Lehigh may make transfers in the secondary market to any purchaser which represents that following such sale it will not own three (3%) percent or more of the BACs outstanding. By the terms of the
--------
*        All calculations of percentages of beneficial ownership in this
         Schedule 13D are based on there being 139,101.5 BACs outstanding, as of December 31, 1996, as disclosed in the Partnership's Quarterly Report on Form 10-Q for the period ended December 31, 1996.

Standstill Agreement, Lehigh also agreed to vote its BACs in the same manner as a majority of all voting BACs holders; provided, however, Lehigh is entitled to vote its BACs as it determines with regard to any proposal (i) to remove RCP as a general partner of the Partnership or (ii) concerning the reduction of any fees, profits, distributions or allocations for the benefit of RCP or its affiliates. The discussion herein of the Standstill Agreement is subject to and qualified in its entirety by reference to such agreement, a copy of which is attached hereto as an exhibit and incorporated herein by reference.

     In connection with the Tender Offer and the settlement of a matter regarding the Tender Offer, Lehigh entered into an agreement with Everest Properties, Inc. ("Everest"), dated April 23, 1997 (the "Everest Agreement"). Pursuant to the Everest Agreement, Lehigh granted to Everest, among other things, an option to purchase up to 25% of the BACs tendered in the Tender Offer on the same terms and conditions as Lehigh's purchase of BACs (the "Everest Option"). In consideration of that, among other things, Everest agreed that neither it nor any of its affiliates will, directly or indirectly: (i) in any manner, including, without limitation, by tender offer (whether or not pursuant to a filing made with the Commission), acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, any securities of the Partnership, except for (a) the BACs it acquires pursuant to the Everest Option and (b) purchases of de minimis amounts of securities in the secondary market at the prevailing secondary market price (it being understood that the purchaser of such de minimis amounts of securities shall be bound by the terms and conditions of the Everest Agreement); (ii) seek or propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving the Partnership; (iii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" or "consents" (as such terms are used in the proxy rules of the Commission) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Partnership;
(iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Act) with respect to any voting securities of the Partnership; (v) disclose in writing to any third party any intention, plan or arrangement inconsistent with the terms of the Everest Agreement; or (vi) loan money to, advise, assist or encourage any person in connection with any action inconsistent with the terms of the Everest Agreement. The foregoing restrictions shall continue in full force and effect forever, in perpetuity, with respect to the securities of the Partnership. The discussion herein of the Everest Agreement is subject to and qualified in its entirety by reference to such agreement, a copy of which is attached hereto as an exhibit and incorporated herein by reference. On June 4, 1997, in accordance with the terms of the Everest Agreement, Lehigh gave Everest notice of the number of BACs determined by the depositary to be tendered pursuant to the Tender Offer. On June 5, 1997, Everest notified Lehigh in writing that it elected not to exercise the Everest Option to purchase up to 25% of the BACs tendered pursuant to the Tender Offer.

                  Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Partnership.

Item 7.           Material to be Filed as Exhibits.
-------           ---------------------------------

EXHIBIT
  NO.             DESCRIPTION
-------           -----------

  1 Standstill Agreement, dated April 4, 1997, among the Partnership, Lehigh and RCP.

  2               Letter Agreement, dated April 23, 1997, between Lehigh and
                  Everest.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 1997

                                    LEHIGH TAX CREDIT PARTNERS L.L.C.

                                    By:    Lehigh Tax Credit Partners, Inc.,
                                           its managing member


                                           By:  /s/ Alan P. Hirmes
                                                ------------------------
                                                Name:     Alan P. Hirmes
                                                Title:    Vice President


                                    LEHIGH TAX CREDIT PARTNERS, INC.


                                    By:    /s/ Alan P. Hirmes
                                           -----------------------
                                           Name:    Alan P. Hirmes
                                           Title:   Vice President

                                   APPENDIX A


                  The following sets forth information with respect to the executive officers and directors of Lehigh Tax Credit Partners, Inc., which is the managing member of Lehigh.

                  Messrs. J. Michael Fried, Stuart J. Boesky and Alan P. Hirmes are executive officers, directors and control persons of Lehigh Tax Credit Partners, Inc. The present principal occupation of each of Messrs. Fried, Boesky and Hirmes, each of whom is a citizen of the United States, is to act as an officer of Related Capital Company ("RCC"), a New York general partnership and an affiliate of Lehigh and the Managing Member. RCC has, directly or indirectly, sponsored 22 public and 238 private real estate investment programs that have raised in excess of $2.8 billion from more than 106,000 investors. The business address of each of Messrs. Fried, Boesky and Hirmes is c/o Related Capital Company, 625 Madison Avenue, New York, New York 10022.

                                  Exhibit Index
                                  -------------



Exhibit
-------

Ex-99.1      Standstill Agreement, dated April 4, 1997, among the
             Partnership, Lehigh and RCP.

Ex-99.2      Letter Agreement, dated April 23, 1997, between Lehigh and Everest.